

Filed pursuant to Rule 424(b)(3)
File No. 333-119338

Dearborn Capital Management, LLC

January 20, 2006

SUPPLEMENT DATED JANUARY 20, 2006 TO PROSPECTUS DATED SEPTEMBER 1, 2005

Dear Investor(s):

GRANT PARK FUTURES FUND DECEMBER PERFORMANCE UPDATE

FUND	DECEMBER	2005 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	**-1.36%**	**-3.44%**	**$54M**	**$1,065.568**
Grant Park Futures Fund Class B Units	**-1.35%**	**-4.25%**	**$235M**	**$944.275**

TRADING ADVISORS	DECEMBER	2005 YTD	% of Fund
Rabar Market Research (Div)	-2.09%	-9.21%	20%
EMC Capital Management (Classic)	-0.70%	7.68%	22%
Eckhardt Trading (Global)	-1.10%	-3.37%	9%
Graham Capital Management (GDP)	-1.44%	-10.41%	20%
Winton Capital Management (Div)	-4.82%	2.10%	19%
Saxon Investment Corp (Div)	3.79%	-10.84%	10%

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund sustained trading losses for the month of December. Speculation that interest rates in Europe and Japan could be on the rise, while stabilizing in the U.S., reverberated throughout the markets. Positions in the currencies, energies and interest rates experienced setbacks. Gains came from positions in the metals and stock indices, while positions in the soft/agricultural commodities sector were mixed for the month.

Short positions in the Japanese yen reported losses as the yen appreciated against most of its major trading partners. The yen rallied on a jump in Japanese business confidence and on the possibility that the Bank of Japan could begin to shift away from its zero interest rate policy in the coming year. Losses were incurred from long positions in the U.S. dollar on comments from European Central Bank officials indicating the possibility of raising higher interest rates in order to combat inflation. This sent the greenback lower against the British Pound and the Euro.

Long positions in the natural gas market resulted in losses for the energy sector. Reports of larger-than-expected inventories coupled with the forecasts of milder weather across U.S. user regions sent prices lower for the month. Concerns that OPEC might move to cut production resulted in higher prices for crude oil and losses from short positions.

Short positions in the Eurodollars and Five-year treasury-notes sustained losses as prices for domestic fixed income products rallied after the U.S. Federal Reserve Bank excluded the word “accommodating” when describing its monetary policy going forward. The omission caused investors to speculate that the central bank was near the end of a ‘tightening’ cycle that saw thirteen consecutive rate hikes resulting in a federal funds rate of 4.25%.

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

Long positions in the metals sector resulted in gains. Gold reached its highest levels in 24 years as ongoing demand from China combined with speculation that some Asian Central Banks might increase their gold reserves. Silver also settled the month higher benefiting Grant Park's long positions. Additionally, global demand for base metals resulted in profits as prices for aluminum and zinc climbed during the month.

The stock index sector reported gains as the Tokyo Nikkei moved above 16,000 for the first time since October 2000. Heavy buying of Japanese real estate stocks pushed the index higher benefiting the fund's long positions. Also, the German DAX settled higher for the month, resulting in profits for long positions.

Finally, positions in the soft/agricultural commodities sector produced mixed results. Long positions in the sugar market reported profits as prices were sent higher on speculation of a reduced crop from drought-stricken Thailand and the possibility of a smaller crop from producers inside the European Union. These gains were offset by losses from long positions in soybeans which came mainly from price declines on forecasts for rain across Argentinean growing regions. Short positions in corn sustained losses as prices were higher for the month.

OTHER FUND NEWS

Dearborn Capital Management LLC, as General Partner of Grant Park, has agreed to rebate back to Grant Park a portion of the fund's annual operating and organization and offering expenses to the extent actual expenses are less than the actual amount Grant Park paid the General Partner. For 2005, Dearborn Capital reimbursed Grant Park a total of $600,000, of which $300,000 related to operating expenses and $300,000 related to organization and offering expenses.

Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2005 tax year in early March. The Schedule K-1 will contain a reconciliation of your Fund capital account and your share of Grant Park's taxable items necessary to prepare your federal income tax return.

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. **You no longer need a user ID and password to access the website.** If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Please e-mail funds@dearborncapital.com to request access. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson   Suite 600   Chicago, IL 60661   312.756.4450   312.756.4452 fax   800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)   www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
DECEMBER 31, 2005

Statement of Income

	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):				
Realized Trading Income (Loss)	1,980,886	693,724	8,539,116	5,735,333
Change in Unrealized Income (Loss)	(2,657,039)	448,363	(11,453,848)	267,504
Brokerage Commissions	(26,990)	(522,838)	(116,347)	(1,934,284)
Exchange, Clearing Fees and NFA charges	(41,618)	(123,537)	(179,405)	(498,265)
Other Trading Costs	525	(293,583)	2,262	(1,086,646)
Change in Accrued Commissions	(2,306)	(2,336)	(9,936)	(9,755)
Net Trading Income (Loss)	**(746,542)**	**199,793**	**(3,218,158)**	**2,473,887**
Other Income:				
Interest, U.S. Obligations	79,772	805,269	343,878	3,067,441
Interest, Other	87,451	951,223	376,980	3,612,464
Total Income (Loss)	**(579,319)**	**1,956,285**	**(2,497,300)**	**9,153,792**
Expenses:				
Incentive Fees to Trading Managers	(33,845)	368,989	(145,896)	1,274,687
Administrative Fees	(44,758)	144,117	(192,940)	498,919
O&O Expenses	(9,615)	106,640	(159,630)	1,593,395
Brokerage Expenses	283,898	3,887,718	1,314,844	15,292,122
Illinois Replacement Tax	0	0	0	0
Total Expenses	**195,680**	**4,507,464**	**816,378**	**18,659,123**
Net Income (Loss)	**(774,999)**	**(2,551,179)**	**(3,313,678)**	**(9,505,331)**
Statement of Changes in Net Asset Value				
Beginning Balance	56,880,451	69,683,894	239,840,366	219,970,138
Additions	10,000	9,179,246	5,400,511	65,810,552
Net Income (Loss)	(774,999)	(2,551,180)	(3,313,678)	(9,505,331)
Redemptions	(1,711,805)	(21,908,313)	(6,433,027)	(40,781,187)
Balance at DECEMBER 31, 2005	**54,403,647**	**54,403,647**	**235,494,172**	**235,494,172**
Total Units Held at End of The Period		51,056.01755		249,391.38510
Net Asset Value Per Unit		1,065.568		944.275
Rate of Return	**-1.36%**	**-3.44%**	**-1.35%**	**-4.25%**

To the best of my knowledge and belief the
Information contained herein is accurate and complete.

Dan Kan

_____ _____
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP